October 8, 2008

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Little Sioux Corn Processors, LLC
Preliminary Proxy Statement on Schedule 14A and
Preliminary Transaction Statement on Schedule 13E-3
Filed July 21, 2008
File Nos. 000-50270 and 005-84107

Dear Ms. Long:

We are in receipt of your letter dated August 19, 2008, providing comments on Little Sioux Corn Processors, LLC’s (the “Company”) Schedule 13E-3 and Schedule 14A as filed on July 21, 2008.  We have reviewed your comments and the purpose of this letter is to provide our response to your comments.  In order to facilitate your review of our responses and the corresponding revisions to the schedules, set forth below is your comments immediately followed by our responses.  In addition, we are enclosing a redlined Amendment No. 1 to Schedule 13E-3 and revised Schedule 14A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Schedule 13E-3

1.             Disclosure indicates that Little Sioux Corn Processors, LLC or Little Sioux is proposing to amend its operating agreement to reclassify its common equity units into Class A units, Class B units, and Class C units for the purpose of taking Little Sioux private by reducing the total number of holders of record of its common equity units, renamed as Class A units, to less than 300.  Provide a formal opinion of counsel, supported by appropriate legal analysis, that the proposed authorized three classes of units are separate classes of securities under Iowa law.  The analysis should include a detailed discussion and comparison of each feature of the proposed three classes of units and why the rights of each class support counsel’s opinion.  In the response letter, provide also a legal analysis of why the Class A, Class B, and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Exchange Act.  Support the analysis with citations to state statutory or case law, where appropriate.

4808 F AVENUE, MARCUS, IA 51035  •  PHONE: 712-376-2800  •  1-866-436-2676  •  FAX: 712-376-2815

RESPONSE:  We have provided the requested formal opinion of counsel, which is attached as Exhibit A to this letter.

Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the issuer has total assets exceeding $1 million and a class of equity securities held of record by 500 or more persons, register such securities with the SEC. Section 12(g)(5) of the Act defines the term “class” to include all securities of an issuer that are of “substantially similar character and the holders of which enjoy substantially similar rights and privileges.” This definition applies to the Company pursuant to Section 15(d) which incorporates the definitions contained in section 12(g) as to section 15(d) registrants.

One key characteristic that is often used to delineate several classes of securities and to determine whether multiple classes of securities are substantially similar is voting rights.  For example, Section 490A.307 of the Iowa Limited Liability Company Act, to which the Company is subject, specifically contemplates that separate classes of membership interests may be distinguished on the basis of the voting rights of holders thereof.  That section provides that an operating agreement “may provide for taking action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members, including an action to create a class or group of membership interests that was not previously outstanding.”  An operating agreement may also “provide that any member or class or group of members has no voting rights,” or it may grant to a specified class of members “the right to vote separately or with all or any class or group of members or managers on any matter.”  Therefore, it is contemplated under the Iowa LLC Act that limited liability company interests that have different voting rights or limitations will constitute different classes of membership interests under Iowa law.

The Class A units, Class B units, and Class C units are not “substantially similar” to each other because each class carries different rights and limitations with respect to voting.  First, under the proposed Fourth Amended and Restated Operating Agreement (the “Proposed Operating Agreement”), members of each class of units will be subject to different limits on the number of votes each such member will be entitled to cast on a given matter.  If the members approve the Proposed Operating Agreement, a member holding Class A units will not be entitled to vote more than five percent (5%) of the outstanding Class A units even if the member owns more than five percent (5%) of the outstanding Class A units.  A member holding Class B units will not be entitled to vote more than ten percent (10%) of the outstanding Class B units even if the member owns more than ten percent (10%) of the outstanding Class B units.

Second, the members holding each class of units will be restricted based on the subject matter on which the members are asked to vote.  Members holding Class A units will be entitled to vote on all matters for which unit holder approval is required under the Company’s operating agreement or Iowa law.  Members holding Class B units, by contrast, will only be entitled to vote on the election of directors and the voluntary dissolution of the Company.  They will not be entitled to vote on nearly all other matters.

As contemplated by the Act, the Proposed Operating Agreement also creates a class of members that has no voting rights.  The Proposed Operating Agreement provides that members holding Class C units will have no voting rights except under very limited circumstances.

The Class A units, Class B units, and Class C units have substantially different rights and limitations with respect to voting, and therefore, the Class A units, Class B units, and Class C units constitute separate classes of securities.  The three classes are not substantially similar in character and the holders of each class will not enjoy substantially similar rights and privileges as holders of the other classes.

The SEC has agreed that different voting rights are sufficient to create separate classes of securities.  At the request of Crawford and Company, the SEC agreed that the lack of certain voting rights of one class of securities precluded the holders of that class from enjoying substantially similar rights and privileges as holders of an otherwise identical class of securities that could vote. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 79,673 (April 19, 1991). The holders of securities with limited voting rights in Crawford had voting rights with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s certificate of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Id.

Holders of the Company’s Class A units will be allowed to vote on nearly all matters.  Holders of the Company’s Class B units, by contrast, will only be allowed to vote on the election of directors and voluntary dissolution of the Company.  Holders of the Company’s Class C units will have no voting rights except under very limited circumstances, much like the “nonvoting” stock in Crawford.

Given the differing characteristics of the three classes of securities under the Proposed Operating Agreement, and the different rights and privileges afforded to holders of each class as compared to holders of each of the other classes, the three classes of securities do not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Exchange Act.

Item 16.  Material to be filed as Exhibits, page 10

2.             Item 16(a) states that the Schedule 14A filed on January 29, 2008 is incorporated by reference.  Please revise to incorporate the current proxy statement, filed July 21, 2008.

RESPONSE:  The Schedule 13E-3 has been revised in accordance with your comments.  Please see page 10 of the Schedule 13E-3.

Preliminary Schedule 14A

Proxy Statement’s Cover Page

3.             Revise the cover page and the form of proxy to identify it clearly as preliminary.  See Rule 14a-6(c)(1) Regulation 14A.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see the cover page of the Preliminary Proxy.

4.             Limit the proxy statement’s cover page to a single page.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see the cover page of the Preliminary Proxy.

5.             While we note that you have provided information in the summary, please also disclose on the cover sheet that unitholders will receive no consideration for their existing common equity units in the 13e-3 going private transaction and will lose the benefits of holding Section 12 registered securities.  The revised disclosure should include a brief discussion of the impact on unitholders of holding unregistered securities.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see the cover page of the Preliminary Proxy.

6.             Highlight by bold face print or otherwise the facts that unitholders who receive:

•                  Class B units are entitled to vote only on the election of directors and dissolution of Little Sioux.

•                  Class C units are entitled to vote only on dissolution of Little Sioux.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see the cover page of the Preliminary Proxy.

Questions and Answers about and Summary Terms of the Reclassification Transaction, page 2

7.             Disclose in the forepart and other prominent parts of the proxy statement that holders of units held in “street name” may have no way of knowing how their units will be reclassified in the transaction until it is completed because other “street name” holders who hold through their broker, agent, or nominee may adjust their holdings before the reclassification transaction.  We note the disclosure on page 32.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 2 and 13 of the Preliminary Proxy.

Q:  What is the purpose and structure of the proposed reclassification transaction?, page 3

8.             Revise the last paragraph to clarify how the board of directors will assist members to consolidate or segregate their units.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 3-4 of the Preliminary Proxy.

Q:  What are the tax consequences of the reclassification transaction?, page 9; Substantive Fairness, page 19; Federal Income Tax Consequences to Little Sioux, page 34

9.             Disclosures state that the reclassification transaction “should” result in no material federal income tax consequences to Little Sioux, that the reclassification “should not” result in a taxable event for any of our unaffiliated unitholders, and that the reclassification will “likely” be treated as a tax-free recapitalization for federal income tax purposes.  Please revise to provide more definitive statements of the tax consequences of this transaction, both here and in the tax discussion on page 34.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 9, 22 and 38 of the Preliminary Proxy.

Q:  Do our directors and officers have different interests in the reclassification transaction?, page 9

10.           Expand the disclosure to clarify that, as used in this proxy statement:

•      The term “affiliated unit holders” means any unitholder who is a director or executive officer.

•      The term “unaffiliated member” means any member other than an affiliated member.

We note the disclosure on page 32.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 10 of the Preliminary Proxy.

Background of the Reclassification Transaction, page 13

11.           On page 14, please identify the members of the special committee that was formed to investigate and evaluate a proposed going private transaction.  Describe in reasonable detail the special committee’s activities in this regard.  Also, describe its duties, the scope of its authority, any compensation paid for services on the committee, and the period during which it served.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 16 of the Preliminary Proxy.

12.           In the disclosure on page 15, please elaborate on the potential liabilities and ‘interested’ nature of the transaction that the board considered as a potential negative consequence of the transaction to unit holders.

RESONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 17 of the Preliminary Proxy.

13.           In the first full paragraph on page 16, clarify why the fact that affiliated and unaffiliated unitholders would be treated identically in terms of the approval process of the reclassification caused the board of directors to believe that a special vote was unnecessary.  It seems, in fact, that the opposite may be true.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 17-18 of the Preliminary Proxy.

Little Sioux’s Reasons for the Reclassification, page 16

14.           Please explain the language in footnote 1 on page 16.  Whey does the partnership share in the costs of reporting for the LLC?

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 18 of the Preliminary Proxy.

15.           In the second bullet point, describe more precisely the financial information that Little Sioux expects to provide to unitholders on an annual and quarterly basis.  Similarly, revise the q&a at the top of page 9 to clarify the “industry and company specific items of interest” you will provide to unitholders.  Further, qualify the anticipated “substantially less” costs of providing that information.  Similarly, under “Substantive Fairness” on page 21, please clarify what you mean when you say that unit holders will have “reduced access to [your] financial information.”

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 9, 19 and 23 of the Preliminary Proxy.

Our Position as to the Fairness of the Reclassification Transaction, page 19

16.           Please clarify that statement in the second paragraph that begins “Because the transaction will affect unit holders differently…”, it is unclear which group of unit holders you are referring to when you say that “these are the only groups of unit holders with respect to which the board considered the relative fairness and potential effects of the reclassification transaction.”  Are you referring to all unaffiliated holders?  Or only those who will receive Class B and Class C Units?  Are there other unit holders who will receive neither Class A, B nor C Units?  Please note that your disclosure must address all unaffiliated unit holders, regardless of which class of unit they will receive.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 21 of the Preliminary Proxy.

Substantive Fairness, page 19

17.           Please revise the substantive fairness discussion to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board of directors believes that an exchange of one common equity unit for one Class A, Class B, or Class C units is substantively fair, given the different rights associated with each class.  Please also specifically address the fact that unit holders receiving Class B and C units will lose voting rights as to a number of corporate actions, including the right to elect directors and determine other decisions, for not additional consideration, and the fact that voting limits have been raised to 10% with respect to Class B while they remain at 5% for Class A and are unlimited as to Class C.  We note the statement that the board considered the fact that the B unit holders “still have some voting right” as a positive factor in reaching the fairness determination.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 24 of the Preliminary Proxy.

18.           Disclosure in the first bullet point states the “The limited market for our member units may make acquiring sufficient units difficult and there may be costs to unaffiliated unit holders, beyond the purchase price of such units, associated with the acquisition.”  Elaborate on what costs there may be to unaffiliated unitholders beyond the purchase price of acquiring sufficient units so that they hold 250 or more units in their own names immediately before the reclassification transaction.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 21-22 of the Preliminary Proxy.

Procedure Fairness, page 23

19.           Please see the fifth bullet point describing factors that the board considered positive for unaffiliated unit holders.  Given the limited trading volume of the company’s units, please explain why the board relied on the ability to acquire or dispose of shares in advance of the transaction as a basis for determining that the transaction is procedurally fair to unaffiliated unit holders.  In addition, please explain how unit holders will know the date by which their purchases and sales must be made, rather than refer only to a time “sufficiently in advance of the reclassification transaction so that the sale or purchase is reflected in [your] unit holder records.”  If there is any uncertainty as to what is ‘sufficiently in advance’ of the transaction, please make this clear and explain why, in view of this uncertainty, the board nevertheless considered this a factor in favor of procedural fairness.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 26 of the Preliminary Proxy.

20.           It appears that the holders that will receive the Class A Units may control the outcome of the vote, as you currently anticipate that 94,201 units will convert to Class A units, while only 69,914 units will convert into Class B and C.  Please address procedural fairness to the anticipated Class B and C unit holders in view the fact that they will not vote separately to approve the transaction.  In addition, please include disclosure in your summary and elsewhere in the document where the required vote is discussed, that makes it clear that the anticipated Class A Unit holders, whose voting rights will be unimpaired by the reclassification, may control the outcome of the vote and that no separate vote by the anticipated Class B and C Unit holders is required as a condition to completing the reclassification.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 25 through 29 and 50 of the Preliminary Proxy.  Procedural fairness is typically determined by means of an evaluation of all procedures employed by an issuer as a whole, in considering a transaction.  As the Commission noted in its “Interpretive Release Relating to Going Private Transaction Under Rule 13e-3” (Release No. 34-17719), Procedural fairness is an evaluation of “the existence of procedures designed to enhance the protection of unaffiliated security holders in the effectuation of the transaction.”  In Weinberger v. UOP, Inc., 457 A.2d 701, 711 (Del. Supr. 1983), the Court noted (in the context of a merger whose fairness was at issue) that in a non-fraudulent transaction, the price received by unit holders is the “preponderant consideration outweighing other features” in evaluating the fairness of the merger.  Moreover, it is accepted that the “test for fairness is not a bifurcated one as between fair dealing and price.”  Id.

In contemplating the proposed transaction, the Company instituted a special committee comprised of three directors and our chief executive office and chief financial officer.  Since the Company’s chief executive officer and chief financial officer do not hold any units in the Company, both represented disinterested committee members.  The special committee retained and received advice from legal counsel and their SEC auditors in evaluating the going private transaction.  The reclassification is being effected in accordance with the applicable requirements of Iowa law as well as the requirements of our Third Amended and Restated Operating Agreement.  The transaction is not structured to require approval of at least a majority of our smaller unit holders in that our Third Amended and Restated Operating Agreement does not provide a mechanism for such vote. Instead our Third Amended and Restated Operating Agreement calls for a majority vote of the membership units represented at the special meeting to amend the Agreement and thus our smaller unit holders do not have any expectation of being entitled to vote separately on the transaction. No consideration had been given to the unit cutoff number relative to the control of the vote on the reclassification transaction. In addition, all our unit holders will retain an equity interest in the Company on the same basis as they did prior to the reclassification transaction.  Our board considered alternative methods of effecting a going private transaction, each of which was determined to be impractical, more expensive than the reclassification transaction, involved a cash-out of certain of our smaller unit holders, or was potentially ineffective in achieving the goals of allowing unit holders to retain an equity ownership in the Company while still going private.  The special committee determined that the reclassification transaction was the best alternative in that it allowed our smaller unit holders to receive the same “price” as the larger and affiliated unit holders – meaning that our smaller unit holders will retain the right to receive distributions and share in the profits and losses of the Company on the same basis as our larger and affiliated unit holders.  Like the smaller unit holders, our larger and affiliated unit holders will not receive any special consideration for the exchange of their common equity units for those of Class A or Class B units.  Finally, the smaller unit holders will have an opportunity to determine whether they will own Class A or Class B or Class C units after the reclassification transaction by acquiring sufficient units so that they hold at least 250 units, by combining ownership of common equity units with family members or other members in one record account, or by transferring their common equity units to “street name” into a brokerage account that has 250 or more common equity units on behalf of various beneficial holders.  As discussed in the proxy statement, the special committee considered each of the foregoing factors to weigh in favor of the procedural fairness of the reclassification transaction to our smaller and unaffiliated unit holders.  For the reasons delineated in the proxy statement, the special committee recommended that the board approve the proposed reclassification transaction

21.           With respect to the disclosure in the third full paragraph on page 24, explain why the board believes the going private transaction is procedurally fair in spite of the factors preceding this disclosure.  Please avoid conclusive statements without explaining the conclusion reached.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 27-28 of the Preliminary Proxy.

Record and Beneficial Ownership of Membership Units of Little Sioux, page 32

22.           Please reconcile the statement at the end of the second paragraph, which states that any consolidation, purchase or transfer by unit holders must be completed by the effective time, with your disclosure fifth bullet point on page 23, which suggests that such a transaction must be completed and reflected in your unit holder records on a date that is ten days prior to the expected effective date.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 36 of the Preliminary Proxy.

Interests of Certain Persons in the Reclassification Transaction, page 33

23.           For any interests of directors and officers in the proposed reclassification transaction that are different from or in addition to those of other unitholders’ interests, not only describe but also quantify the monetary value of the interests for each director and officer individually, including the number of Class A, Class B, or Class C units received in exchange for original membership units, cash payments under any employment, retention, severance, or directorship agreements, and any additional consideration.  See Item 5 of Schedule 14A.  Consider presenting this information in bullet points or tabular format so that it is easier for unitholders to read and understand.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 36-37 of the Preliminary Proxy.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 34

24.           Delete the word “general” in the first sentence because the word general may imply that unitholders cannot rely on the disclosure.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 38 of the Preliminary Proxy.

Description of Proposed Other Changes in the Fourth Amended and Restated Operating Agreement, page 35

25.           We note that the Fourth Amended and Restated Operating Agreement omits the provision found in Section 5.6(b)(ii) of the Third Amended and Restated Operating Agreement, that without approval of unit holders, the board will not confess a judgment against the Company in excess of $500,000.  Please ensure that you discuss this change in the proxy statement.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 41 of the Preliminary Proxy.

Membership Voting Interest, page 41

26.           Disclosure that, as with unitholders of Little Sioux’s common equity units, any member holding class B units will not be entitled to vote more than 10% of the outstanding class B units is inconsistent with disclosure under “Membership Voting Interest” on page 40 and elsewhere that under the third amended and restated operating agreement no member is entitled to vote more than 5% of the outstanding units.  Please reconcile the disclosures.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 46 of the Preliminary Proxy.

Solicitation of Proxies, page 46

27.           Please describe the “other means” by which you may solicit proxies.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 51 of the Preliminary Proxy.

Authority to Adjourn Special Meeting to Solicit Additional Proxies, page 46; Form of Proxy

28.           Disclosure states that Little Sioux is asking its members to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies.  Since the vote to adjourn a meeting to solicit additional votes is a substantive matter, revise the disclosure to clarify that members will vote on adjourning the special meeting.  Further, revise the form of proxy to identify the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person soliciting to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment.  See Rule 14a-4 of Regulation 14A.  Also, provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 50 of the Preliminary Proxy.

Pro Forma Information, page 50

29.           Please explain each of the adjustments made to your historical financial statements as a result of the going private transaction.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 57 of the Preliminary Proxy.

Identify the Background of Filing Persons, page 54

30.           Please tell us why you need to qualify the disclosure in this section by reference to “[your] knowledge” of the bidders.  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifiers.  Also apply this comment to Item 3 of your Schedule 13E-3.

RESPONSE:  The Preliminary Proxy and Schedule 13E-3 have been revised in accordance with your comments.  Please see page 61 of the Preliminary Proxy and page 6 of the Schedule 13e-3.

Fagen, Inc. and Fagen Energy, Inc., page 58

31.           Disclose the amount of the fee for services of Fagen Engineering, Inc. under the March 21, 2007 engineering services agreement.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 63 of the Preliminary Proxy.

Where You Can Find More Information, page 60

32.           Include the Commission’s filing number for filings by Little Sioux under the Exchange Act, rather than the company’s CIK.  We note that you have used the CIK number 0001229899 on the faces of the Forms 10-K and 10-Q attached to the proxy statement, instead of the Commission file number 000-50270 that is in our EDGAR System.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 65 of the Preliminary Proxy.

Information Incorporated by Reference, page 60

33.           Please include the financial information from the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008.  See Item 1010(a)(2) of Regulation M-A.  Also, update this disclosure throughout the proxy statement to reflect your report as of that date.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see pages 57-58 and 65 of the Preliminary Proxy.

34.           In the last paragraph on page 61, include a telephone number that unit holders wishing to make an oral request may call.

RESPONSE:  The Preliminary Proxy has been revised in accordance with your comments.  Please see page 66 of the Preliminary Proxy.

Acknowledgements

•      The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,

/s/ Ron Wetherell
Ron Wetherell

October 8, 2008	direct phone: 515-242-2476 direct fax: 515-323-8576 email: smid@brownwinick.com

Little Sioux Corn Processors, LLC

4808 F Avenue

Marcus, IA 51035

Re:          Classes of Securities under Fourth Amended and Restated Operating Agreement

Ladies and Gentlemen:

We have acted as counsel to Little Sioux Corn Processors, L.L.C., an Iowa limited liability company (the “Company”), in connection with the Company’s proposed reclassification of its common equity units into three (3) classes of units, to be designated as Class A units, Class B units, and Class C units (the “Reclassification”).  The Reclassification will be effected by adopting a proposed Fourth Amended and Restated Operating Agreement of the Company (the “Proposed Operating Agreement”), a copy of which is attached to Amendment No. 1 to Schedule 14A as Appendix B.

In our capacity as counsel to the Company, we have been asked to deliver our opinion as to whether the Class A units, Class B units, and Class C units constitute separate classes of limited liability company membership interests under Iowa law.  We have made such legal and factual investigation as we deemed necessary for purposes of rendering this opinion.

In rendering this opinion, we have assumed and relied upon, but have not independently verified, the genuineness of all signatures on all documents, the legal capacity and competency for all purposes relevant hereto of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to the authentic originals of all documents submitted to us as copies.

In rendering this opinion, we have reviewed such provisions of law as we, in our judgment, deemed to be applicable to the Reclassification, including the Iowa Limited Liability Company Act (the “Act”).  In rendering this opinion, we have also reviewed and examined the following documents:

(a) The Proposed Operating Agreement;

(b) The Third Amended and Restated Operating Agreement of the Company dated March 24, 2005;

(c) The First Amendment to the Third Amended and Restated Operating Agreement of the Company dated March 22, 2007;

(d) The Schedule 13E-3 filed by the Company; and

(e) The Preliminary Proxy Statement filed by the Company on Schedule 14A.

Section 490A.307 of the Act provides that an operating agreement “may provide for classes or groups of members and the relative rights, powers, and duties of such members.”  An operating agreement may also grant to a specified class of members “the right to vote separately or with all or any class or group of members . . . on any matter,” or it may provide that a class of members “has no voting rights.”

The Proposed Operating Agreement provides for three different classes of members by granting certain rights and powers to certain classes but not to others.  First, under the Proposed Operating Agreement, members of each class of units will be subject to different limits on the number of votes each such member will be entitled to cast on a given matter.  A member holding Class A units will not be entitled to vote more than five percent (5%) of the outstanding Class A units even if the member owns more than five percent (5%) of the outstanding Class A units.  A member holding Class B units will not be entitled to vote more than ten percent (10%) of the outstanding Class B units even if the member owns more than ten percent (10%) of the outstanding Class B units.

Second, the voting rights of members holding each class of units will be restricted based on the subject matter of each particular vote.  Members holding Class A units will be entitled to vote on all matters for which unit holder approval is required under our operating agreement or Iowa law.  Members holding Class B units, by contrast, will only be entitled to vote on the election of directors and the voluntary dissolution of the Company.  They will not be entitled to vote on nearly all other matters.

As contemplated by the Act, the Proposed Operating Agreement also creates a class of members that has no voting rights.  The Proposed Operating Agreement provides that members holding Class C units will have no voting rights except under very limited circumstances in which the specific interests of the Class C unit holders are at issue.

Based upon our review of the Proposed Operating Agreement and the Act, it is our opinion that the Class A units, the Class B units, and the Class C units are separate classes of limited liability company interests under the Act.

This opinion is based upon the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively.  We assume no obligation to revise,

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supplement or update this opinion in any respect at any time subsequent to the date hereof in order to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events, or circumstances.

This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein. This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such subject matter.

Sincerely,

/s/ Danielle Dixon Smid

Danielle Dixon Smid

DDS:tlr

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